Helena Lee
Assistant General Counsel
Direct Line: (310) 772-6259
Fax: (310) 772-6569
E-mail: hlee@sunamerica.com

Via Edgar and Electronic Mail

April 6, 2016

Kathryn Sabo

Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:            Variable Separate Account (“Registrant”)

American General Life Insurance Company (“AGL” or “Depositor”)

Post-Effective Amendment to Registration Statement on Form N-4

Polaris Platinum III Variable Annuity

File Nos. 333-185762 and 811-03859

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“USL” or “Depositor”)

Post-Effective Amendment to Registration Statement on Form N-4

Polaris Platinum III Variable Annuity

File Nos. 333-178841 and 811-08810

VALIC Separate Account A (“Registrant”)

The Variable Annuity Life Insurance Company (“VALIC” or “Depositor”)

Post-Effective Amendment to Registration Statement on Form N-4

Polaris Platinum Elite Variable Annuity

File Nos. 333-201800 and 811-03240

Dear Ms. Sabo:

Thank you for your comments provided on March 28, 2016, regarding the Post-Effective Amendments to the Registration Statements on Form N-4 filed pursuant to Rule 485(a) on February 12, 2016, as referenced above. We have considered your comments and are providing our responses below.

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1.    Cross Reference Sheet (Page 2)

a.	Comment – Please confirm the cross references included in this section, and make sure all referenced captions are consistent with the tiles of the respective sections.

Response – We have confirmed the cross references and have revised the referenced captions where necessary to make consistent with the titles of the referenced sections.

Kathryn Sabo

April 6, 2016

2.     Item 32 – Undertakings of the Registrant (Page 9)

a.	Comment – If appropriate, please consider whether the first paragraph under “General Representations” on page 9 of the USL wrapper should be included in the corresponding sections of the AGL and VALIC wrappers.

Response – The first paragraph under “General Representations” will be included in the corresponding sections of the AGL and VALIC wrappers.

Prospectus

3.     Underlying Funds (Page 1)

a.	Comment – Please revise the footnotes to the list of underlying funds to reflect the exact dates of any changes to fund name or subadvisor, rather than using “on or about.”

Response – We have revised the footnotes to the list of underlying funds to reflect the exact dates of all changes to fund names and subadvisors. We have used “on or about” before the date of fund and/or subadvisor changes where those changes are pending approval by the fund board.

4.     Fee Table (Page 8)

a.	Comment – Please update footnote 9 to reflect the current maximum and minimum fund expenses.

Response – We have updated footnote 9, as well as the rest of the fee table, to reflect the current maximum and minimum fund expenses.

5.     Joint Ownership (Page 11)

a.	Comment – Please consider listing those states that require that certain benefits and features of the contract be made available to domestic or civil union partners.

Response – We have added a reference to Appendix E – State Contract Availability and/or Variability, which lists the states that require certain benefits and features of the contract be made available to domestic or civil union partners.

6.     Allocation of Purchase Payments (Page 11)

a.	Comment – Please ensure all references to “business day” or “NYSE business day” are consistent, or explain where different.

Response – We have revised all such references from “business day” to “NYSE business day.”

7.     Investment Options (page 17)

a.	Comment – Please disclose the investment objective of each underlying fund if it is not readily apparent by the fund name.

Response – We have added footnotes to disclose the investment objective of each underlying fund where not readily apparent by the fund name in the Investment Options section.

Kathryn Sabo

April 6, 2016

8.     Polaris Portfolio Allocator Program (Page 21)

a.	Comment – Please clarify when you would notify contract owners in the event you exercise the right to modify, suspend or terminate the Polaris Portfolio Allocator Program. Please also make this change globally where applicable to programs that you reserve the right to modify, suspend or terminate.

Response – We have revised the disclosure in this section, and as applicable to other programs that we reserve the right to modify, suspend or terminate, to provide that we will notify the contract owner “prior to” exercising that right.

9.     Living Benefit Defined Terms (Page 29)

a.	Comment – Please add an example to clarify the following sentence in the “Benefit Quarter Anniversary” definition: “If the next Benefit Quarter Anniversary has no corresponding date, then the Benefit Quarter Anniversary will be deemed to be the following day.”

Response – We have revised the definition of “Benefit Quarter Anniversary” to add the following sentence:

“For example, if a Benefit Quarter Anniversary is November 29, the next Benefit Quarter Anniversary would be February 29 of the following year; however, in a non-Leap Year, there is no corresponding date. Therefore, the next Benefit Quarter Anniversary would be March 1.”

10.   General Information Applicable to All Living Benefits (Page 29)

a.	Comment – If appropriate, please consider whether the following disclosure included in the Polaris Platinum III prospectus should be included in the Polaris Platinum Elite prospectus: “…not all of these Living Benefits may be available through the broker-dealer with which your financial representative is affiliated….”

Response – This disclosure is not included in the Polaris Platinum Elite prospectus because Polaris Platinum Elite is only sold by one broker-dealer. Therefore, the disclosure is not applicable.

11.   Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage Table (Page 32)

a.	Comment – Please consider moving the following disclosure above the tables in this section: “The first percentage represents the Maximum Annual Withdrawal Percentage and the second percentage represents the Protected Income Payment Percentage for each of the options shown.”

Response – We have moved the relevant disclosure as requested.

Kathryn Sabo

April 6, 2016

12.   Optional Maximum Anniversary Value Death Benefit (Page 47)

a.	Comment – Under the heading “The following describes the optional Maximum Anniversary Value death benefit with election of a Living Benefit,” please add “; or” between the listed items 2.b. and 3.

Response – We have added the requested language to the disclosure.

13.   Expenses (Page 48)

a.	Comment – Please add disclosure describing the extent to which the fees of the Optional Maximum Anniversary death benefit feature and other features of the product can be modified. See Item 6(a) of Form N-4.

Response – We have added the following sentence to the EXPENSES section on page 48 as follows:

“We will not modify or change the following fees and expenses for existing contracts: separate account expense, withdrawal charge, contract maintenance fee, transfer fee, optional Maximum Anniversary Value death benefit fee and optional Early Access feature fee.”

14.   Payments in Connection with Distribution of the Contract (Page 50)

a.	Comment – If appropriate, please consider adding the phrase “for the life of the contract” to the end of the last sentence in the paragraph titled “Commissions” in the Polaris Platinum Elite prospectus to be consistent with the disclosure in the Polaris Platinum III prospectus.

Response – We have added the requested language to the disclosure.

15.   Payments in Connection with Distribution of the Contract (Page 50)

a.	Comment – If appropriate, please consider whether the following disclosure included in the Polaris Platinum III prospectus should be included in the Polaris Platinum Elite prospectus: “We are not involved in determining your registered representatives’ compensation.”

Response – This disclosure is not included in the Polaris Platinum Elite prospectus, because all registered representatives that sell this product are employees of the Depositor. Therefore, that sentence would not be applicable to Polaris Platinum Elite.

16.   Payments in Connection with Distribution of the Contract (Page 51)

a.	Comment – Please update the disclosure to reflect 2016 data.

Response – The disclosure has been updated to reflect 2016 data.

17.   Payments in Connection with Distribution of the Contract (Page 51)

a.	Comment – If appropriate, please consider whether the following underlined disclosure included in the “Administrative, Marketing and Support Services Fees” section of the Polaris Platinum III

Kathryn Sabo

April 6, 2016

prospectus should be included in the corresponding section of Polaris Platinum Elite prospectus: “These payments may be derived, in whole or in part, from the profits the investment adviser realizes on the investment management fees deducted from assets of the Underlying Funds or wholly from the assets of the Underlying Funds.”

Response – The underlined language has been added to the corresponding section of the Polaris Platinum Elite prospectus.

18.  The Income Phase (Page 52)

a.	Comment – Please clarify the following disclosure under the subheading “When does the Income Phase Begin?”: “For contracts issued in the state of New York, we can extend the Accumulation Phase from age 90 to the first business day of the month following your 95th birthday upon your request.”

Response – We have revised this sentence as follows:

“At your request for contracts issued in the state of New York, we can extend the Accumulation Phase from when you are age 90 to the first NYSE business day of the month following your 95th birthday. For example, if your 95th birthday is July 8, 2016, the first NYSE business day of the following month would be Monday, August 1, 2016.”

19.  Taxes (Page 54)

a.	Comment – Please confirm that this section contains current information.

Response – This section has been updated and contains current information.

20.  The Distributor (Page 58)

a.	Comment – Please add disclosure clarifying the relationship between AIG Capital Services, Inc. and the respective Depositors.

Response – We have revised the disclosure to reflect that AIG Capital Services, Inc. is an indirect wholly-owned subsidiary of AGL and is an affiliate under common control with VALIC.

21.  The Company (Page 58)

a.	Comment – Please add disclosure clarifying when American General Life Insurance Company and The Variable Annuity Life Insurance Company were each reorganized under Texas law.

Response – We have revised the disclosure to reflect the reorganization dates of the respective Depositors, which are April 11, 1960 for American General Life Insurance Company and August 20, 1968 for The Variable Annuity Life Insurance Company.

Kathryn Sabo

April 6, 2016

22.   Legal Proceedings (Page 61)

a.	Comment – Please clarify that the disclosure in this section will be updated as of at least December 31, 2015.

Response – The disclosure has been updated to reflect the legal proceedings of the respective Depositors through April 29, 2016.

23.   Registration Statements (Page 61)

a.	Comment – Please capitalize the words “General Account” in the last sentence of this section.

Response – We have capitalized “General Account” as requested.

24.   Condensed Financial Information (Appendix A)

a.	Comment – Please clarify that you will provide updated condensed financial Information for the fiscal year ended December 31, 2015.

Response – We have provided updated condensed financial information for the fiscal year ended December 31, 2015.

Statement of Additional Information (“SAI”)

25.   Performance Data (Page 10)

a.	Comment – If appropriate, please consider whether the following disclosure included in the AGL SAI should be included in the corresponding section of the USL and VALIC SAIs: “These rates of return do not reflect election of any optional features. As a fee is charged for these features, the rates of return would be lower if these features were included in the calculations. Total return figures are based on historical data and are not intended to indicate future performance.”

Response – We have updated the USL and VALIC SAIs to include the disclosure because it is applicable to those products.

26.   Annuity Income Payments (Page 10)

a.	Comment – Please change the heading “Subsequent Monthly Payments” in the AGL and VALIC SAIs to “Subsequent Monthly Annuity Income Payments” to make consistent with the USL SAI.

Response – The headings in the AGL and VALIC SAIs have been revised as requested.

27.   Annuity Unit Values (Page 14)

a.	Comment – Please clarify why the numbers from the annuity factor table in the Illustrative Example under “Variable Annuity Income Payments” are inconsistent among the respective Depositors’ SAIs.

Response – Upon actuarial review of the Annuity Unit Values section, we have revised the annuity factors used in the illustrative examples and the corresponding calculations. The annuity factor used in the VALIC SAI is different than the annuity factor used in the AGL and USL SAIs because the VALIC contract was filed recently using the 2012 IAR Mortality table, while the annuity factors in the AGL and USL contracts reflect the Annuity 2000 Mortality table.

Kathryn Sabo

April 6, 2016

28.   Distribution of Contracts (Page 28)

a.	Comment – If appropriate, please consider whether the second and third paragraphs under “Distribution of Contracts” on page 27 of the VALIC SAI should be included in the corresponding sections of the AGL and USL SAIs.

Response – This disclosure is duplicative of disclosure that is included in the “Payments We Make” sections of the Polaris Platinum III and Polaris Platinum Elite prospectuses on pages 51 and 46, respectively. Consequently, we have deleted this language from the VALIC SAI.

29.   Tandy Representations

a.	Depositor and Registrant acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

The Amendments will automatically become effective on April 12, 2016. We will file a 485BXT on April 11, 2016 to extend the effective date of the Registration Statements to April 26, 2016. We will file any revisions and all relevant exhibits and financial statements in a post-effective amendment to the Registration Statement on April 26, 2016.

Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee